MAYER, BROWN, ROWE & MAW

1675 Broadway

New York, New York 10019-5820

Main Telephone
(212) 506-2500
Main Fax
(212) 262-1910

REB D. WHEELER
Direct Dial (212) [redacted]
Direct Fax [redacted]
rwheeler@[redacted]

02060257

SUPPL

November 8, 2002

By [illegible]

SEC MAIL RECEIVED
NOV 12 2002
WASH. D.C. 161

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Quarterly Report for Third Quarter 2002.

2. Press Release, dated November 1, 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

dlw 12/19

Encl

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

17105850 02970609

File No. 82-4406

News

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

Milwaukee, WI, U.S.A. November 1, 2002

KUDCo's Final FDA Approval Clears Path for First PRILOSEC® Generic

- Final FDA approval granted for KUDCo's Prilosec® generic
- Andrx and GenPharm relinquish six-month marketing exclusivity
- KUDCo building inventory for near-term launch

SCHWARZ PHARMA'S wholly-owned subsidiary Kremers Urban Development Co. (KUDCo), today announced that it has received final FDA (Food and Drug Administration) marketing approval for its 10 and 20 mg versions of omeprazole, the brand version of which is sold in the United States as Prilosec®. The approval follows an agreement with Andrx Pharmaceuticals Inc., Fort Lauderdale, FL, U.S.A. and Genpharm Inc., Toronto, Canada.

In accordance with the agreement both ANDRX and Genpharm have relinquished their six-month marketing exclusivity, allowing the FDA to issue final approval for KUDCo's product and thus make a lower cost generic to Prilosec® available to US consumers. Under the agreement, KUDCo will share a percentage of its profits with each of Andrx and Genpharm, reducing from 15% to 9% to 6.25% over a period of time, based upon a number of factors.

This agreement follows a recent District Court decision, which found KUDCo's product to be the only non-infringing formulation. After evaluating the strength of the recent District Court ruling KUDCo has become even more confident in its legal position. The company is currently building launch quantities and projects its manufacturing capacity to be approximately 50% of the current Prilosec® market.

Omeprazole is sold in the U.S. by AstraZeneca under the brand name Prilosec® for the treatment of gastric/duodenal ulcers, gastro-esophageal reflux disease (GERD) and erosive esophagitis. Prilosec® is the second largest selling drug in the U.S., with sales of more than $ 3.7 billion in 2001. KUDCo's product is a bioequivalent generic version of AstraZeneca's anti-ulcer drug. KUDCo's formulation is unique and covered by several patents. On

October 11, 2002 a U.S. District Court found that KUDCo's formulation of Omeprazole does not infringe AstraZeneca's formulation patents.

KUDCo is the wholly owned US generic drug business of Schwarz Pharma Inc., U.S.A.
SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2001 the company achieved global sales of € 768 million, thereof 70% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

Financial Calendar

February 19, 2003	4th Quarter Report 2002, Press and Analyst's conference, "R&D Day"
April 30, 2003	1st Quarter Report 2003
Mai 13, 2003	Annual Meeting of Shareholders
July 28, 2003	2nd Quarter Report 2003
October 27, 2003	3rd Quarter Report 2003

SCHWARZ PHARMA

Our annual report and additional information are available on the internet at:
www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
D-40789 Monheim

Phone +49-(0)2173-48-1377 and -1238
Fax +49-(0)2173-48-1856
E-mail info@schwarzpharma.com

Antje Witte, Investor Relations
Phone +49-(0)2173-48-1866
E-mail antje.witte@schwarzpharma.com

3rd Quarter Report 2002

SCHWARZ PHARMA

SCHWARZ PHARMA – Highlights

- ***Sales: +4.3%***
  In the first nine months of 2002, sales of the SCHWARZ PHARMA GROUP rose by 4.3% to € 590.8 million. After adjusting for currency fluctuations, this increase was 5.5%. In Germany pharmaceutical sales increased by 6.5% to € 163.6 million and in other European markets sales grew by 4.1% to € 210.6 million. In the U.S. sales grew by 3.5% to € 176.5 million and in Asia an increase by 47.1% to € 16.9 million was achieved.

- ***Adjusted net income: +7.6%***
  Adjusted for the 2001 non-recurring earnings, SCHWARZ PHARMA achieved an increase in the Group net income of 7.6% in the first nine months of 2002 from € 14.1 million to € 15.1 million.

- ***Omeprazole: Launch in 2002 possible***
  SCHWARZ PHARMA'S affiliate KUDCo is the only company whose formulation of the gastro-intestinal agent Omeprazole does not infringe on the AstraZeneca formulation patents, according to a ruling published on October 11, 2002. Already on November 1st, 2002 KUDCo received final FDA-approval for its omeprazole formulation. The company is currently preparing market launch. This will make lower-cost, generic omeprazole available to U.S. consumers as soon as possible.

- ***Outlook: Double digit earnings increase***
  The success in the omeprazole patent litigation and the fast final approval by the FDA changed the outlook 2002 positively. SCHWARZ PHARMA awaits already during the 4th quarter 2002 sales and earnings contributions from the U.S. Therefore the company expects net income 2002 to increase by a double digit percentage rate. The corresponding net income in 2001 was € 16.1 million, after adjustment for the Axcan non-recurring earnings.

- ***R&D: Progress in the development pipeline***
  All six development projects in the therapeutic areas of neurology and urology are in advanced stages of clinical development and are on schedule.

Breakdown of sales by region


Asia
3%
Germany
30%
USA
30%
Europe
37%

Breakdown of sales by indication


Others
15%
Urology
5%
Central Nervous System
6%
Gastro-Intestinal
17%
Cardiovascular
57%

Sales Development January – September 2002: +4.3%

Sales of the SCHWARZ PHARMA GROUP as of September 30, 2002 rose by 4.3% to € 590.8 million. After adjusting for currency fluctuations, the sales increase amounted to 5.5%. The development of sales in the pharmaceutical business was as follows:

Europe

The German marketing organization achieved an increase of sales of 6.5% to € 163.6 million. Adjusted for the divestiture of the product LIPREVIL®, growth was 7.4%. The product with the highest sales contribution was the gastrointestinal agent RIFUN® (pantoprazole; € 26.4 million; +8.8%). The anti-asthmatic drug ATMADISC® (salmeterol xinafoate; € 20.2 million; +91.0%) showed significant improvements, as did the anti-hypertensive drug PROVAS® (valsartan; € 17.4 million; +48.7%)

In other European markets, sales increased by 4.1% to a total of € 210.6 million. Sales developments varied in different markets: government-imposed price reductions led to sales declines in Spain (€ 31,4 million, -5.3%), which, however were smaller than during the second quarter. Sales also decreased in France (€ 39,3 million; -3.2%). In Italy, sales rose by 2.7% to € 44.4 million. The Polish affiliate achieved a sales increase of 19.3% to € 20.5 million. In Great Britain, sales fell 2.3% to € 23.7 million, but were clearly above budget. Sales in Eastern Europe and export sales also developed better than expected with +17.2%.

USA

In the United States, sales of SCHWARZ PHARMA improved by 3.5% to € 176,5 million. On a U.S. dollar basis, growth was 5.0%. Important contributors to sales were the cardiovascular products UNIVASC®/UNIRETIC® (moexipril; € 45.7 million; +8.7%) and VERELAN® PM (verapamil HCL; € 25.6 million;+9.5%).

Asia

The affiliates in Asia continued their positive sales trend and increased sales by 47.1% to € 16.9 million.

Income Statement (€ million)	Jan. - Sept. 2001	Jan. - Sept. 2002	Change in %
Net sales	**566.2**	**590.8**	**4.3%**
Cost of goods sold	220.0	226.0	2.7%
Gross profit	346.2	364.8	5.4%
Selling, general and administrative expense	237.6	243.9	2.7%
Research and development expense	70.1	83.5	19.0%
Amortization of intangible assets	29.1	25.1	-14.0%
Impairment Loss	1.3	0.0	-100.0%
Other operating income (expense) - net	7.4	3.2	-56.7%
Operating result	**15.5**	**15.6**	**0.9%**
Financial result	(2.2)	(6.7)	> 100%
Other income (expense) - net	50.1	13.9	-72.3%
Income before income taxes and minority interest	**63.4**	**22.8**	**-64.1%**
Taxes on income	25.2	7.8	-69.1%
Minority interest	(0.3)	(0.2)	-47.7%
Net income	**38.5**	**15.1**	**-60.7%**
Earnings per share in € *	0.87	0.34	
EBITDA (excluding one-time effect)	66.2	59.9	-9.5%
EBIT (excluding one-time effect)	21.3	19.3	-9.4%

Adjusted results			
Net income	38.5	15.1	
- Axcan special earnings (net)	(24.4)	0.0	
Adjusted Net income	**14.1**	**15.1**	**7.6%**
Earnings pers share in € *	0.32	0.34	

Number of shares			
Basis, million units	43.987	43.991	0.0%
Diluted, million units	43.987	44.237	0.6%

Earnings Development January –September: Adjusted Net income Plus 7.6%

Gross profit as of September 30, 2002 grew by 5.4% to € 364.8 million and thus improved better than sales. This was due to an better product mix (higher margin products achieved a higher percentage of sales) as well as raised efficiency in production.

Selling, general and administrative expense increased moderately as compared to sales by 2.7% to € 243.9 million. In addition to marketing activities (e.g. for the introduction of new drugs), higher insurance premiums also contributed to this rise.

Research and development expense increased by 19.0% to € 83.5 million. This amount already includes the one-time up-front payment of € 6.4 million for the urology project SPM969 in-licensed in June. Adjusted for this up-front payment, the increase of research and development cost was 10.0%. Which is in line with the progress of the development projects of the SCHWARZ PHARMA pipeline.

Amortization of intangible assets declined by 14.0% to € 25.1 million, primarily as a result of the discontinuation of amortization of goodwill under US-GAAP since 1/1/2002. In addition, amortization for several product rights expired in 2001.

Other operating income and expenses dropped from € 7.4 million to € 3.2 million as a result of one-time proceeds in 2001.

In spite of higher research and development expenses and the up-front payment for SPM969, the operating result for the first nine months of 2002 improved by 0.9% to € 15.6 million.

The financial result (– € 6.7 million) reflects the higher use of loans and the absence of interest payments from Axcan. AXCAN Pharma Inc., Canada, fully paid off the remaining purchase price for all shares in the joint venture AXCAN SCHWARZ LLC at the end of June 2001.

Other income and expenses fell significantly, as the remaining purchase price in the amount of € 42.9 million for AXCAN SCHWARZ LLC was recognized in the previous year. Adjusted for this non-recurring earnings, other income and expenses increased from € 7.1 million to € 13.9 million. The sale of product rights in Spain, Italy and the U.S., which are no longer in the strategic focus of the SCHWARZ PHARMA GROUP, and revenues from the sale of marketable securities were the reason for this increase.

Income before taxes as of September 30, 2002 was € 22.8 million (-64.1%). After deducting taxes on income in the amount of € 7.8 million (- 69.1%), net income after taxes was € 15.1 Million (- 60.7%).

Adjusted for the 2001 Axcan non-recurring earnings, which had a net effect of € 24.4 million, SCHWARZ PHARMA was able to improve its net income by 7.6% to € 15.1 million in the first nine months of 2002 compared to the amount of € 14.1 million in the previous year.

Corresponding earnings per share for the first nine months of 2002 were € 0.34.

The number of shares doubled as a result of a stock split on July 15, 2002 (ratio 1:2) to 43,987 million. In addition, there were a limited number of shares from the stock option program of the Group. Consequently, the new current float consists of 43,991 million shares outstanding.

Schwarz Pharma AG and Affiliates

Cash Flow Statement (€ million)	Jan. - Sept 2001	Jan. - Sept 2002	Change in %
Cash Flow from Operating Activities	72.0	26.4	-63.3%
Cash Flow used in Investing Activities	(42.5)	(1.7)	-96.0%
Cash Flow used in / provided by Financing Activities	(2.6)	(21.8)	> 100%
Effects of exchange rates	0.1	(2.4)	n.s.
Changes in cash and cash equivalents	**27.0**	**0.5**	**-98.2%**
Cash and cash equivalents at beginning of period	24.0	32.3	34.5%
Cash and cash equivalents at end of period	**51.0**	**32.8**	**-35.7%**

Balance Sheet

(€ million)	Dec. 31 2001	Sept. 30 2002	Change in %
CURRENT ASSETS			
Cash and cash equivalents	32.3	32.8	1.5%
Marketable securities	12.0	4.7	-60.9%
Accounts receivable, less allowance	125.7	131.9	4.9%
Inventories	87.3	92.0	5.5%
Other current assets	34.0	42.1	24.0%
Total current assets	**291.3**	**303.5**	**4.2%**
Property, plant and equipment	193.0	183.3	-5.1%
Goodwill and other intangible assets	348.7	307.1	-12.0%
Lont-term investments and other assets	71.9	82.2	14.3%
	904.9	**876.0**	**-3.2%**
LIABILITIES			
Short-term debt and current portion of long-term debt	129.7	85.3	-34.3%
Other current liabilities	145.5	143.0	-1.7%
Total current short-term liabilities	**275.2**	**228.3**	**-17.1%**
Long-term debt	45.2	94.2	108.5%
Pension and other non-current liabilities	41.3	51.6	24.9%
Shareholders' equity	543.3	502.0	-7.6%
	904.9	**876.0**	**-3.2%**
Number of employees (on the relevant date)	3,542	3,759	6.1%

Statement of Cash Flows and Balance Sheet

Cash flow from operating activities decreased by 63.3% to € 26.4 million and adjusted for the Axcan non-recurring earnings only decreased by 9.3%. This decrease is attributable to one-time payments in German business and payments out of the bonus plan for employees due to the positive business development in 2001.

Net cash flow used in investing activities was € 1.7 million. SCHWARZ PHARMA invested € 14.8 million in tangible assets, compared to € 14.2 million in 2001. Investments for intangible assets of 3.2 million primarily were used to purchase software. This was compensated by the sale of product rights in Spain and Italy as well as by the proceeds from the sale of securities amounting to € 16.3 million.

Cash flow used in financing activities amounted to 21.8 million compared to 2.6 million in the previous year.

In comparison to January 1st, 2002, the cash and cash equivalents of the SCHWARZ PHARMA Group on September 30th increased to € 32.8 million. In the previous year, cash and cash equivalents on September 30th amounted to € 51.0 million as a result of the Axcan non-recurring earnings. These funds were used to reduce debt. The financial structure of the SCHWARZ PHARMA Group has consequently made a positive change as of September 30, 2002. Short-term debt was reduced while long-term debt was simultaneously increased. Thus, SCHWARZ PHARMA is taking advantage of the current favorable interest rates and has achieved increased planning security for the future.

Exchange rate effects led to a decrease of 3.2% to € 876.0 million in total assets as of September 30, 2002 compared to December 31, 2001. The equity ratio reached 57.3% as compared to 60.0% at the end of 2001.

During the first nine months of 2002, the number of employees has increased by 217 to 3,759. The new employees were primarily hired in marketing and sales in Germany, Eastern Europe and Asia and in clinical development.

The 3rd Quarter of 2002

Schwarz Pharma AG and Affiliates

Income Statement (*€ million*)	July - Sept. 2001	July - Sept. 2002	Change in %
Net sales	**184.1**	**187.7**	**2.0%**
Cost of goods sold	71.8	72.2	0.6%
Gross profit	112.3	115.5	2.8%
Selling, general and administrative expense	77.9	76.9	-1.2%
Research and development expense	23.3	23.8	2.0%
Amortization of intangible assets	9.2	8.2	-10.5%
Other operating income (expense) - net	1.2	1.5	32.7%
Operating result	**3.1**	**8.1**	**162.7%**
Financial result	(1.2)	(2.5)	> 100%
Other income (expense) - net	0.8	3.6	> 100%
Income before income taxes and minority interest	**2.7**	**9.1**	> 100%
Taxes on income	0.5	3.2	> 100%
Minority interest	(0.1)	0.2	> 100%
Net income	**2.3**	**5.7**	**152.7%**
Earnings per share in €	0.05	0.13	

Cash Flow Statement (*€ million*)	July - Sept. 2001	July - Sept. 2002	Change in %
Cash Flow from Operating Activities	(2.9)	6.9	n.s.
Cash Flow used in Investing Activities	(6.3)	5.1	n.s.
Cash Flow from/used in Financing Activities	(11.0)	(16.7)	52.2%
Effects of exchange rates	(3.3)	(3.6)	10.2%
Change in cash and cash equivalents	**(23.5)**	**(8.4)**	**-64.2%**
Cash in cash equivalents at the beginning of period	74.5	41.2	
Cash in cash equivalents at the end of period	**51.0**	**32.8**	**-35.8%**

Quarterlyresult more than doubled

In the period July through September 2002, the SCHWARZ PHARMA Group achieved an increase in sales of 2.0% to € 187.7 million. This increase would have been 6.0% without the fluctuations in currency exchange rates. As expected, the weakness of the U.S.-Dollar had an impact on sales in the 3rd quarter 2002.
Gross profit followed the trend of the sales development with an increase of 2.8% to € 115.5 million.

Selling, general and administrative expense fell by 1.2% to € 76.9 million. This was due to lower marketing costs and the favorable exchange rates of the U.S.-Dollar as compared to the Euro.
Research and development expense increased by 2.0% to € 23.8 million.
Amortizations declined by 10.5% to € 8.2 million, primarily as a result of the discontinuation of amortization of goodwill under US-GAAP.

Therefore the operating result in the 3rd quarter of 2002 significantly increased by 162.7% to € 8.1 million.

The financial result (- € 2.5 million) reflects the current usage of debt.
Other income and expense showed a strong improvement from € 0.8 million to € 3.6 million, among others due to the sale of the vitamin B_{12} agent NASCOBAL® in the U.S. to Nastech Pharmaceutical Company Inc., USA, at the end of September.

Net income before taxes consequently rose from € 2.7 million to € 9.1 million (+242.9%), and income tax expense was 3.2 million as compared to 0.5 million in the same period of the previous year.
Group net income went up to € 5.7 million (+152.7%), or € 0.13 per share compared to € 0.05 per share in the same quarter of the previous year.

Omeprazole: Launch in 2002 possible

The SCHWARZ PHARMA affiliate Kremer's Urban Development Co. (KUDCo), which is responsible for the business with generic drugs in the U.S. within the SCHWARZ PHARMA Group, is the only company whose formulation of the gastrointestinal compound omeprazole does not infringe on the formulation patents of AstraZeneca, according to the decision published on October 11, 2002. The same verdict found the formulation patents of AstraZeneca to be valid. This means that all other generic versions of Omeprazole that infringe these patents will initially be barred from the market. On November 1st, 2002 KUDCo received final FDA-approval for its omeprazole formulation. The company is currently preparing market launch. This will make lower-cost, generic omeprazole available to U.S. consumers as soon as possible.

Outlook: Double digit earnings increase

The success in the omeprazole patent litigation and the fast final approval by the FDA changed the outlook 2002 positively. Already during the 4th quarter 2002 we await sales and earnings contributions from the U.S. Therefore we expect net income 2002 to increase by a double digit percentage rate. The corresponding net income in 2001 was € 16.1 million, after adjustment for the Axcan non-recurring earnings.

R&D: Progress in the development pipeline

The development pipeline of SCHWARZ PHARMA includes six projects in clinical development in the fields of urology and neurology.

A Phase II open label tolerance study of adjunctive harkoseride in 86 patients with epilepsy (refractory partial seizures) has been completed. According to a preliminary analysis of the results, 33% of the patients had a reduction of seizures of more than 50%. Harkoseride was generally well-tolerated in these patients. These results are being tested in ongoing multinational, double-blind, placebo-controlled phase IIb studies.

The results of double-blind, placebo-controlled phase II studies of harkoseride for the treatment of neuropathic pain will be available in the first quarter of 2003.

The international study program of the Parkinson patch rotigotine CDS is making good progress. More than a thousand subjects suffering from Parkinson's disease have been enrolled into the three phase III studies. The results should be available in the first quarter of 2004.

In a phase II study with rotigotine CDS for the indication of restless legs syndrome (RLS), it was demonstrated that rotigotine CDS produced an apparent dose-related reduction in symptoms. Phase IIb studies are expected to begin in the second quarter of 2003. Up to 9% of the population suffers from this condition, which is characterized by an unpleasant movement of the legs and other symptoms, predominantly at night.

Announcement of the results for the phase IIb multinational clinical studies with fesoterodine, our compound for incontinence, is planned for the first quarter of 2003. The enrollment of patients is complete.

At the end of June, SCHWARZ PHARMA in-licensed from Ranbaxy Laboratories Ltd., India, the new compound SPM969 for the treatment of benign prostate hyperplasia. Study plans are currently under development, preparing the phase I studies scheduled for early 2003. In India the project has already entered phase II.